Docebo Reports First Quarter 2023 Results

TORONTO, ONTARIO - May 11, 2023 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”),a leading learning platform provider with AI capabilities, today announced financial results for the three months ended March 31, 2023. All amounts are expressed in US dollars unless otherwise stated.

“Docebo is committed to continuous innovation and our customers are seeing the benefits of our solutions in supporting their revenue operations and driving operational efficiency. We are pleased to report strong revenue growth and improved profitability in Q1," said Claudio Erba, Founder and Chief Executive Officer. "While the macro environment may present challenges throughout the year, we are confident in our ability to capitalize on opportunities that provide sustainable, balanced growth over the long-term”

First Quarter 2023 Financial Highlights
•Revenue of $41.5 million, an increase of 29% from the comparative period in the prior year
•Revenue increased by 32% after adjusting for the negative impact of approximately 3 percentage points given the strengthening of the U.S. dollar relative to foreign currencies
•Subscription revenue of $38.8 million, represented 94% of total revenue, an increase of 33% from the comparative period in the prior year
•Subscription revenue increased by 36% after adjusting for the negative impact of approximately 3 percentage points given the strengthening of the U.S. dollar relative to foreign currencies
•Gross profit of $33.4 million, an increase of 31% from the comparative period in the prior year, or 81% of revenue, compared to 80% of revenue for the comparative period in the prior year
•Net income of $1.2 million, or $0.04 per share, compared to net loss of $(7.0) million, or $(0.21) per share for the comparative period in the prior year
•Adjusted Net Income1 of $3.2 million, or adjusted net income per share of $0.10, compared to adjusted net loss of $(1.8) million, or adjusted net loss per share of $(0.05)
•Annual Recurring Revenue1 as at March 31, 2023 of $164.9 million, an increase of $35.6 million from $129.3 million at the end of the first quarter of 2022, or an increase of 28%
•Annual Recurring Revenue grew 29% after adjusting for the negative impact of approximately 1 percentage point given the strengthening of the U.S. dollar relative to foreign currencies
•Adjusted EBITDA1 income of $2.2 million, representing 5.3% of total revenue, compared to adjusted EBITDA loss of $(1.3) million, representing (4.0)% of total revenue, for the comparative period in the prior year
•Cash flow used in operating activities of $2.2 million, compared to $2.0 million for the comparative period in the prior year
•Free cash flow1 of negative $(2.3) million, representing (6)% of total revenue, compared to negative $(2.3) million, representing (7)% of total revenue, for the comparative period in the prior year

First Quarter 2023 Business Highlights
•Docebo is now used by 3,506 customers, an increase from 2,947 customers at the end of March 31, 2022.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $43,875 as at March 31, 2022 to $47,034 as at March 31, 2023.
•Notable new customer wins include a large European-based transportation and logistics solutions company operating in over 160 countries partnered with Docebo to address a combination of internal and external use case requirements that include employees training, customer & partner training.
•Vimeo, the world’s most innovative video experience platform, chose Docebo to address their compliance; professional development; and on-boarding needs.

•Terex Corporation, a global manufacturer of materials processing machinery and aerial work platforms, selected Docebo to address their onboarding; professional development; customers; and partner training needs.
•Freedom Mortgage, one of the largest full-service mortgage companies and a top Veterans Administration (VA) and Federal Housing Administration (FHA) lender in the US, chose Docebo’s learning platform for multiple internal and external use cases that include onboarding; compliance; customer support; and customer and partner education.
•Knauf Gips KG, based in Germany, is one of the world’s leading manufacturers of construction materials for interior design, building insulation, and design ceilings. They selected Docebo to address their onboarding; compliance; professional development; sales enablement and retail, customer, and channel partner training requirements.
•Kornit Digital, an Israeli-based worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies, partnered with Docebo to address multiple internal and external use case requirements, including onboarding and compliance and external use cases for channel training.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

First Quarter 2023 Results

Selected Financial Measures

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Subscription Revenue	38,844	29,128	9,716	33.4%
Professional Services	2,615	2,927	(312)	(10.7)%
Total Revenue	41,459	32,055	9,404	29.3%

Gross Profit Margin	33,405	25,503	7,902	31.0%
Percentage of Total Revenue	80.6%	79.6%

Net Income (Loss)	1,245	(6,959)	8,204	117.9%

Cash used in Operating Activities	(2,181)	(1,972)	(209)	(10.6)%

Key Performance Indicators and Non-IFRS Measures

	As at March 31,
	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	164.9	129.3	35.6	27.5%
Average Contract Value (in thousands of US dollars)	47.0	43.9	3.1	7.1%
Customers	3,506	2,947	559	19.0%

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Adjusted EBITDA	2,210	(1,288)	3,498	271.6%
Adjusted Net Income (Loss)	3,227	(1,777)	5,004	281.6%
Adjusted Net Income (Loss) per Share - Basic	0.10	(0.05)	0.15	300.0%
Adjusted Net Income (Loss) per Share - Diluted	0.09	(0.05)	0.14	280.0%
Working Capital	179,982	176,372	3,610	2.0%
Free Cash Flow	(2,288)	(2,275)	(13)	(0.6)%

Financial Outlook

Docebo is introducing financial guidance for the three months ended June 30, 2023 as follows:

•Total revenue between $42.9 and $43.2 million
•Gross profit margin between 80.0% and 81.0%
•Adjusted EBITDA as a percentage of total revenue between 5.5% to 6.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information”. A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Conference Call

Management will host a conference call on Thursday, May 11, 2023 at 8:00 am ET to discuss these first quarter results. To access the conference call, please dial 416-764-8624 or 1-888-259-6580 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until May 18, 2023 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presntations/default.aspx or call 416-764-8692 or 1-877-674-7070 and enter passcode 194223#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19, the war in Ukraine and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended June 30, 2023 in respect of total revenue, gross profit margin and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; the severity, duration and impacts of COVID-19 on the economy and our business; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 8, 2023 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

Our guidance for the three months ended June 30, 2023 in respect of total revenue, gross profit margin, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates consistent with our historical experience; and
•with respect to gross profit margin and Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months ended March 31, 2023 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s customized end-to-end learning platform, enterprises worldwide are equipped to tackle any learning challenge and create an authentic learning culture within their organization.

For further information, please contact:

Mike McCarthy

Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the following periods:

	Three months ended March 31,
(In thousands of US dollars, except per share data)	2023	2022
	$	$
Revenue	41,459	32,055
Cost of revenue	8,054	6,552
Gross profit	33,405	25,503

Operating expenses
General and administrative	7,556	7,375
Sales and marketing	16,772	13,747
Research and development	7,377	6,186
Share-based compensation	1,267	1,094
Foreign exchange loss	102	3,391
Depreciation and amortization	707	580
	33,781	32,373
Operating loss	(376)	(6,870)

Finance income, net	(2,167)	(19)
Other income	183	(21)
Income (loss) before income taxes	1,608	(6,830)

Income tax expense	363	129

Net income (loss) for the period	1,245	(6,959)

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(159)	(3,212)

Comprehensive income (loss)	1,404	(3,747)

(Loss) income per share - basic	0.04	(0.21)
(Loss) income per share - diluted	0.04	(0.21)
Weighted average number of common shares outstanding - basic	33,153,231	33,017,421
Weighted average number of common shares outstanding - diluted	34,159,651	33,017,421

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	March 31, 2023	December 31, 2022	Change	Change
	$	$	$	%
Cash and cash equivalents	215,831	216,293	(462)	(0.2)%
Total assets	295,154	283,669	11,485	4.0%
Total liabilities	99,908	91,458	8,450	9.2%
Total long-term liabilities	7,025	7,096	(71)	(1.0)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value ”, “Adjusted EBITDA”, “Adjusted Net Income (Loss)”, “Adjusted Net Income (Loss) per Share - Basic and Diluted” “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31 was as follows:

	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	164.9	129.3	35.6	27.5%
Average Contract Value (in thousands of US dollars)	47.0	43.9	3.1	7.1%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, loss on disposal of assets (if applicable), acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2023	2022
	$	$
Net income (loss)	1,245	(6,959)
Finance income, net(1)	(2,167)	(19)
Depreciation and amortization(2)	707	580
Income tax expense	363	129
Share-based compensation(3)	1,267	1,215
Other income(4)	183	(21)
Foreign exchange loss(5)	102	3,391
Acquisition related compensation(6)	256	295
Transaction related expenses(7)	254	101
Adjusted EBITDA	2,210	(1,288)
Adjusted EBITDA as a percentage of total revenue	5.3%	(4.0)%

(1)Finance income, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other expense (income) is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree as agreed upon in the purchase agreement.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Adjusted Net Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted

Adjusted Net Income (Loss) is defined as net income (loss) excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, foreign exchange gains and losses, and income taxes.

Adjusted Net Income (Loss) per share - basic and diluted is defined as Adjusted Net Income (Loss) divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income (Loss) presented in our financial statements is net income (loss).

The following table reconciles net income (loss) to Adjusted Net Income (Loss) for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2023	2022
	$	$
Net income (loss) for the period	1,245	(6,959)
Amortization of intangible assets	85	88
Share-based compensation	1,267	1,215
Acquisition related compensation	256	295
Transaction related expenses	254	101
Foreign exchange loss	102	3,391
Income tax (recovery) expense related to adjustments(1)	18	92
Adjusted net income (loss)	3,227	(1,777)

Weighted average number of common shares - basic	33,153,231	33,017,421
Weighted average number of common shares - diluted	34,159,651	33,017,421
Adjusted net income (loss) per share - basic	0.10	(0.05)
Adjusted net income (loss) per share - diluted	0.09	(0.05)
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at March 31, 2023 and 2022 was $180.0 million and $176.4 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

The following table represents the Company’s working capital position as at March 31, 2023 and 2022:

	2023	2022
	$	$
Current assets	274,969	254,624
Less: Current portion of net investment in finance lease	(81)	(82)
Less: Current portion of contract acquisition costs	(4,732)	(2,966)
Current assets, net of net investment in finance lease and contract acquisition costs	270,156	251,576

Current liabilities	92,883	76,992
Less: Current portion of contingent consideration	(1,083)	(467)
Less: Current portion of lease obligations	(1,626)	(1,321)
Current liabilities, contingent consideration and lease obligations	90,174	75,204
Working capital	179,982	176,372

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities.

The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended March 31,
(In thousands of US dollars)	2023	2022
	$	$
Cash flow used in operating activities	(2,181)	(1,972)
Less: Additions to property and equipment	(107)	(303)

Free cash flow	(2,288)	(2,275)
Free cash flow as a percentage of total revenue	(5.5)%	(7.1)%